UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Antares Pharma, Inc.

(Name of Subject Company (Issuer))

ATLAS MERGER SUB, INC.

HALOZYME THERAPEUTICS, INC.

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

036642106

(Cusip Number of Class of Securities)

Mark Snyder

Senior Vice President, General Counsel and Corporate Secretary

Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), and Parent on April 26, 2022 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information contained in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in the Schedule TO by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

Summary Term Sheet — The information under the question “What are the most significant conditions to the Offer?” is hereby amended and supplemented by adding the following new paragraph at the end of the response to such question:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective May 11, 2022 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

2.	Introduction — the second-to-last paragraph of the “Introduction” is hereby amended and supplemented by adding the following sentences at the end of such paragraph:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective May 11, 2022 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

3.	Section 15 — “Conditions of the Offer” is hereby amended and supplemented by adding the following new sentence to the end of the second paragraph:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective May 11, 2022 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

4.

Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following sentences to the end of the second paragraph of the subsection titled “U.S. Antitrust Compliance”:

“On May 11, 2022 at 11:59 p.m., Eastern Time, the waiting period under the HSR Act with respect to the Offer expired. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

5.

Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the second sentence of the fourth paragraph of the subsection titled “U.S. Antitrust Compliance” in its entirety and replacing it with the following:

“Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, the Company or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release of Halozyme Therapeutics, Inc., dated as of May 12, 2022, related to clearance under the HSR Act.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2022

Atlas Merger Sub, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Treasurer

Halozyme Therapeutics, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2022.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal, dated April 26, 2022.*

(a)(5)(A)	Email to employees of Antares Pharma, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(B)	Email to employees of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(C)	Halozyme Therapeutics, Inc. employee FAQs, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(D)	Letter to partners of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(E)	Halozyme Therapeutics, Inc. infographic, published on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(F)	Social media posts (Twitter and LinkedIn) of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(G)	Transcript of conference call of Halozyme Therapeutics, Inc., held on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(G) to the Schedule TO-C filed by Parent with the SEC on April 14, 2022).

(a)(5)(H)	Joint press release of Halozyme Therapeutics, Inc. and Antares Pharma, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(I)	Investor Presentation of Halozyme Therapeutics, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(J)	Press Release of Halozyme Therapeutics, Inc., dated as of April 26, 2022.*

(a)(5)(K)	Press Release of Halozyme Therapeutics, Inc., dated as of May 12, 2022, related to clearance under the HSR Act.**

(b)(1)	Commitment Letter, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc. and Bank of America N.A.*

(b)(2)	Amended and Restated Commitment Letter, dated as of April 28, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc., Bank of America N.A, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., Atlas Merger Sub, Inc. and Antares Pharma, Inc. (incorporated herein by reference to Exhibit 2.1 to Halozyme Therapeutics, Inc.’s Form 8-K (File No. 001-32335), filed with the SEC on April 13, 2022).

(d)(2)	Confidentiality Agreement, dated as of February 18, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(d)(3)	Exclusivity Agreement, dated as of March 17, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table.*

*	Previously filed.
**	Filed herewith.